Re: Notice of Disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Sony Corporation has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended March 31, 2014, which was filed with the U.S. Securities and Exchange Commission on June 26, 2014. Such disclosure is located on page 37 of the Annual Report on Form 20-F and is incorporated by reference herein.

SONY CORPORATION

By:	/s/ KENICHIRO YOSHIDA
(Signature)

Kenichiro Yoshida
Executive Vice President and Chief Financial Officer